Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03 Fact Sheet (J287) August 28, 2012

Credit Suisse -- Buffered Return Enhanced Notes (BREN) due September 18, 2013
Linked to a Basket Consisting of the Hang Seng China Enterprises Index, the
KOSPI
200 Index, the MSCI Taiwan Index, the Hang Seng([R]) Index and the MSCI
Singapore Free Index and Related Asian Currencies

Trade Details and Characteristics

Issuer:                Credit Suisse AG ("Credit Suisse") Nassau Branch
Pricing Date:          Expected to be August 31, 2012.
Settlement Date:       Expected to be September 6, 2012.
Basket:                A weighted basket consisting of five Asian indices (each a "Basket Component," and together, the
                       "Basket Components") and the spot exchange rates of four Asian currencies relative to the U.S.
                       dollar (each a "Basket Currency" and, together, the "Basket Currencies"). We refer to the Basket
                       Components and the Basket Currencies collectively as the "Basket".
                               Basket Component               Basket Currency                  Weighting
                       --------------------------------- ------------------------------------ -----------------------------
                       Hang Seng China Enterprises Index Hong Kong dollar (HKDUSD)            21.00%
                       KOSPI 200 Index                   Korean won (KRWUSD)                  25.00%
                       MSCI Taiwan Index                 Taiwan dollar (TWDUSD)               20.00%
                       Hang Seng([R]) Index              Hong Kong dollar (HKDUSD)            25.00%
                       MSCI Singapore Free Index         Singapore dollar (SGDUSD)             9.00%
Currency of the        United States dollars
Issue:
Upside Leverage        2
Factor:
Payment at             For each $1,000 principal amount of notes, if the Basket Return is:
Maturity:              [] greater than 1.0, the lesser of (i) $1,000 x [1 + the Maximum Return] and (ii) $1,000 x [1 +
                         (Basket Return -- 1) [] Upside Leverage Factor]
                       [] greater than or equal to 0.90 and less than or equal to 1.0, $1,000
                       [] less than 0.90, $1,000 x [1 + (Basket Return -- 1 + 10%) [] 1.1111]
                       You will lose some or all of your investment on the notes if the Basket Return is less than
                       0.90. Any payment on the notes is subject to our ability to pay our obligations as they become due.
Maximum Return:        Expected to be 15.0% (to be determined on the Pricing Date).
Basket Component       For each Basket Component: Final Basket Component Level / Initial Basket Component Level
Return:
Initial Basket         For each Basket Component, the closing level of such Basket Component on the Pricing Date.
Component Level:*
Final Basket           For each Basket Component, the arithmetic average of the closing levels of such Basket
Component Level:       Component on each of the five Valuation Dates.
Currency Return:       For each Basket Currency: Final Spot Rate / Initial Spot Rate.
Spot Rate: ([])        For each Basket Currency on any day, the official MID WM Reuters fixing at 4:00 pm London Time on such day (Bloomberg page WMCO or any successor page), expressed as the number of U.S.
                       dollars per one unit of such Basket Currency, as determined by the calculation agent.
Initial Spot Rate:     For each Basket Currency, the Spot Rate on the Pricing Date.
Final Spot Rate:       For each Basket Currency, the Spot Rate on the final Valuation Date.
Basket Return:         The sum of the products of (a) the Basket Component Return for each Basket Component (b) the relevant Currency Return for such Basket Component and (c) the applicable Weighting.
Valuation Dates:([][]) September 9, 2013, September 10, 2013, September 11, 2013, September 12, 2013 and
                       September 13, 2013 (each a "Valuation Date" and September 13, 2013, the "Final Valuation Date")
Maturity Date: ([][])  September 18, 2013
Fees:                  J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed
                       $10 per $1,000 principal amount of notes. Certain fiduciary accounts will pay a purchase price of
                       $990 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

RETURN PROFILE

[]  Provides opportunity for a return at maturity of two times the appreciation, if any, of a weighted basket of Asian indices multiplied by the performance of their respective currencies relative to the U.S. dollar, subject to the
    Maximum Return, which is expected to be 15.0% (to be determined on the
    Pricing Date). Any payment on the notes is subject to our ability to pay our obligations as they become due.

[]  Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Basket declines by more than 10%. You could lose your entire investment. Product Risks

[]  Investment may result in a loss of up to 100%. If the Basket Return is greater than or equal to 0.90, you will be entitled to receive at least the principal amount of your notes at maturity. However, if the Basket Return is less than 0.90, your investment will be fully exposed on a leveraged basis to the decline in the value of the Basket and for every 1% by which the
    Basket Return is less than 0.90, you will lose an amount equal to 1.1111% of the principal amount of your notes and you could lose your entire investment.

Hypothetical Payment at Maturity**

Hypothetical Payment At Maturity

Basket Total Return
Return on the Notes Payment at Maturity
------ ------------ -------------------
 1.5     15.000%     $1,150.00
 1.4     15.000%     $1,150.00
 1.3     15.000%     $1,150.00
 1.2     15.000%     $1,150.00
 1.1     15.000%     $1,150.00
------ ------------ -------------------
1.075    15.000%     $1,150.00
 1.05    10.000%     $1,100.00
------ ------------ -------------------
 1.0     0.000%      $1,000.00
 0.95    0.000%      $1,000.00
 0.9     0.000%      $1,000.00
 0.8    -11.111%       $888.89
 0.7    -22.222%       $777.78
 0.6    -33.333%       $666.67
 0.5    -44.444%       $555.56
 0.4    -55.555%       $444.45
 0.3    -66.666%       $333.34
 0.2    -77.777%       $222.23
 0.1    -88.888%       $111.12
 0.0    -99.999%         $0.00
------ ------------ -------------------

** The examples above illustrate the payment at maturity for a $1,000 principal amount note under various hypothetical performance scenarios for the Basket
Components and Basket Currencies, assuming a Maximum Return of 15.0% . The hypothetical payment at maturity calculations set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the arithmetic average of the closing levels for each Basket Component on the Valuation Dates, and the spot rates for each Basket Currency on the Final Valuation Date. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the above examples have been rounded for ease of analysis.

* In the event that the Initial Basket Component Level for any Basket Component is not available on the Pricing Date, the Initial Basket Component Level for such Basket Component will be determined on the immediately following trading day on which a closing level is available for such Basket Component.
† If the Spot Rate for any Basket Currency on any day is not published on the applicable Reuters or Bloomberg page, then the Spot Rate for such Basket Currency on such day will be determined in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such spot rate and any other information deemed relevant, as of such day.
††  Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•	The notes do not pay interest.

•
Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
If the Basket Return is greater than 1.00, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 15.0%. Accordingly, the maximum amount payable on the notes is expected to be $1,150.00 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
Price movements in the Basket Components and movements in the exchange rates of the Basket Currencies may not correlate with each other. Increases in the value of one or more of the Basket Components and/or one or more of the Basket Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components and/or the value of the other Basket Currencies against the U.S. dollar.

•
The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
Investments in securities linked to foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention and cross-shareholdings in companies in certain countries. In addition, foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the assets included in the Basket, including the Basket Currencies.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the levels of the Basket Components and the exchange rates of the Basket Currencies, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Basket Components and Basket Currencies, the time to maturity of the notes; the dividend rate on the equity securities included comprising the Basket Components; interest and yield rates in the market generally; investors’ expectations with respect to the rate of inflation; geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Basket Components or markets generally; the exchange rate and volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Korean won, the new Taiwan dollar and the Singapore dollar and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the securities.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

 This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 27, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. JPM-III dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004360/dp32443_424b2-j287.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.